As filed with the Securities and Exchange Commission on January 14, 1999.

                                                  Registration No. 333-44563


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                AMENDMENT NO. 4
                                      TO
                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               GENSIA SICOR INC.
            (Exact name of registrant as specified in its charter)


        Delaware                                          33-0176647
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                        Identification No.)

                                   19 Hughes
                           Irvine, California 92618
                                (949) 455-4700
         (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

            CARLO SALVI                            THOMAS E. SPARKS, JR., ESQ.
President and Chief Executive Officer             Pillsbury Madison & Sutro LLP
         Gensia Sicor Inc.                                P. O. Box 7880
             19 Hughes                             San Francisco, CA 94120-7880
      Irvine, California 92618                           (415) 983-1000
          (949) 455-4700
(Name, address, including zip code,
and telephone number, including area
   code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by the Selling Stockholder.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                                _______________

                        CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                             PROPOSED          PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES     AMOUNT TO BE      MAXIMUM OFFERING      AGGREGATE OFFERING         AMOUNT OF
         TO BE REGISTERED              REGISTERED        PRICE PER UNIT(1)          PRICE              REGISTRATION FEE(3)
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value          11,618,277(2)          $5.40625             $62,811,310              $18,530
=========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Based upon the average of the high and low price reported on the Nasdaq National Market as of January 13, 1998.

(2) Includes 5,291,006 shares of Common Stock reserved for issuance upon conversion of subordinated convertible notes and 3,872,759 shares of Common Stock reserved for issuance upon the issuance and exercise of warrants. Pursuant to Rule 416 this Registration Statement also covers such indeterminate number of additional shares, if any, as shall be issuable from time to time to prevent dilution resulting from stock split, stock dividends or similar transactions.
(3)  Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

    Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                 SUBJECT TO COMPLETION, DATED JANUARY 14, 1999

                               GENSIA SICOR INC.

                       11,618,277 SHARES OF COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

                                   ________

    This Prospectus relates to shares (the "HCCP Shares") of Common Stock, par value $.01 ("Common Stock"), of Gensia Sicor Inc. ("Gensia Sicor" or the "Company") which may be offered for sale from time to time for the account of Health Care Capital Partners, L.P. and its affiliate Health Care Executive Partners, L.P (collectively "HCCP" or the "HCCP Selling Stockholder"). The Shares are issuable by the Company to the HCCP Selling Stockholder upon conversion of $20,000,000 in principal amount of 2.675% Subordinated Convertible Notes due May 1, 2004 (the "Notes") and upon exercise of warrants for the purchase of an aggregate of 2,645,503 shares of Common Stock at an exercise price of $4.347 per share, subject to adjustment (the "HCCP Warrants," and together with the Notes, the "Purchased Securities"). As of the date of this Prospectus the principal amount of the Notes is convertible into 5,291,005 shares of Common Stock. Fifty percent of the HCCP Warrants are conditional warrants that may not be exercised for three years from the date of issue and will be canceled if the Company's Common Stock price exceeds certain levels during the three-year period ending May 19, 2000. The Purchased Securities were issued by the Company to the HCCP Selling Stockholder in a private placement (the "HCCP Private Placement") on May 19, 1997.

    In addition, this Prospectus covers the public offering, which is not being underwritten, of 2,454,512 shares of Common Stock of Gensia Sicor held by persons named in this Prospectus (the "Additional Selling Stockholders" and, together with the HCCP Selling Stockholder, the "Selling Stockholders") and up to an additional 1,227,256 shares of Common Stock issuable upon the exercise of Warrants (the "Additional Warrants" and, together with the HCCP Warrants, the "Warrants") to purchase Common Stock held by the Additional Selling Stockholders (such 3,681,768 shares of Common Stock being collectively referred to herein as the "Additional Shares" and, together with the HCCP Shares, as the "Shares"). The Additional Shares have been or may be issued by the Company in connection with a private placement (the "December Private Placement" and, together with the HCCP Private Placement, the "Private Placements") of 2,454,512 Units to accredited investors in December 1997. Each Unit consisted of one share of Common Stock and an Additional Warrant for the purchase of one-half share of Common Stock, at an exercise price of $7.34 per share (subject to adjustment). The Company is obligated to use its best efforts to keep the registration statement, of which this Prospectus is a part, effective until December 31, 2005 or such earlier date as the Shares have been sold or may be sold under Rule 144(k) of the Securities Act of 1933, as amended.

    THIS PROSPECTUS COVERS ONLY DISPOSITIONS OF THE SHARES, INCLUDING SHARES ISSUABLE UPON CONVERSION OF THE NOTES AND UPON EXERCISE OF THE WARRANTS, NOT THE ISSUANCE OR TRANSFER OF THE NOTES OR THE WARRANTS THEMSELVES. NEITHER THE NOTES NOR THE WARRANTS WILL BE LISTED ON ANY SECURITIES EXCHANGE OR QUOTED IN ANY OVER-THE-COUNTER MARKET.

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "GNSA." On January 13, 1999, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $5.50.

    The Shares are being offered on behalf of the Selling Stockholders, and the Company will not receive any proceeds from the offering. The Shares may be sold or distributed from time to time by the Selling Stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the Selling Stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Alternatively, the Selling Stockholders may elect to distribute the Shares to their limited partners in kind. To the extent that any of the Shares so distributed are not freely resaleable by one or more limited partners (under Rule 144(k)) under the Securities Act, or otherwise), at the request of any limited partner, the Company will name such limited partner as a Selling Stockholder in an accompanying Prospectus Supplement.

    The distribution of the Shares may be effected in one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise on the Nasdaq National Market; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into an existing market for the Common Stock; (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or (vii) any combination of the foregoing, or by any other legally available means. In addition, the Selling Stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of Shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the Shares, in which Shares may be resold thereafter pursuant to this Prospectus. The Selling Stockholders or their successors in interest may also pledge shares as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts. See "Plan of Distribution."

    All expenses (estimated to be $110,000) of the registration of the Common Stock covered by this Prospectus will be borne by the Company pursuant to preexisting agreements, except that the Company will not pay any Selling Stockholder's underwriting discounts or selling commissions.

    The Company will not receive any proceeds from the sale of the Shares. The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be determined to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the sale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Selling Stockholders" and "Plan of Distribution."

                                ______________

    THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 7 OF THIS PROSPECTUS.

                                ______________

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ______________

            The date of this Prospectus is January __, 1999

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be (i) inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C., and at the Commission's Chicago Regional Office, 500 West Madison Street, Chicago, Illinois; and New York Regional Office, 7 World Trade Center, New York, New York and (ii) accessed via a Web site maintained by the Commission (http://www.sec.gov). Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.

    The Company has filed with the Commission a Registration Statement on Form S-3, as amended, (Commission File No. 333-44563) under the Securities Act, with respect to the Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission.


                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Form 10-K/A (File No. 0-18549);

    2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

    3. The Company's Report on Form 8-K dated November 14, 1997 and filed on January 20, 1998.

    4. The description of Gensia Sicor Common Stock set forth in the Registration Statement on Form 8-A filed on April 27, 1990; and

    5. The description of the rights to purchase Series I Participating Preferred Stock, $.01 par value, set forth in the Registration Statement on Form 8-A filed on March 23, 1992.

    All documents subsequently filed by Gensia Sicor pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be part of this Prospectus from the date of filing thereof.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement.

    Upon written or oral request, the Company will provide without charge to each person to whom a copy of this Prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be submitted in writing or by telephone at (949) 455-4700 to Gensia Sicor Inc., at the principal executive offices of the Company, 19 Hughes, Irvine, California 92618.

              SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

    Some of the information presented in connection with this Prospectus, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding, among other things, (i) the Company's growth strategies; (ii) anticipated trends in the Company's business and demographics; (iii) the Company's ability to continue to control costs and maintain quality of products; (iv) the Company's ability to respond to changes in regulations; and (v) the Company's ability to enter into contracts with certain suppliers and customers. In addition, when used in this Prospectus, the words "intends to," "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described in "Risk Factors" including, among others (a) changes in the industry as a result of political, economic or regulatory influences; (b) changes in regulations governing the industry, (c) changes in the competitive marketplace and (d) continuing downward pressure on the prices of the Company's products. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire.


                                  THE COMPANY

    Gensia Sicor Inc. (formerly Gensia, Inc.) ("Gensia Sicor" or the "Company") is a vertically integrated pharmaceutical company with expertise in the development, manufacture and marketing of injectable pharmaceuticals and the production of specialty bulk drug substances utilizing synthesis or fermentation. On February 28, 1997 Gensia Sicor completed its acquisition of Rakepoll Holding B.V. ("Rakepoll Holding") from Rakepoll Finance N.V. ("Rakepoll Finance"). Rakepoll Holding is the parent company of three specialty pharmaceutical businesses: SICOR-Societa Italiana Corticosteroidi S.p.A. ("Sicor") of Milan, Italy, and two companies located in Mexico: Lemery, S.A. de C.V. ("Lemery") and Sicor de Mexico, S.A. de C.V. ("Sicor de Mexico"). In addition, Sicor has acquired Diaspa S.p.A., an Italian company engaged in the manufacture of certain raw materials used in Sicor's business. Gensia Sicor's company offices are located in Irvine, California.

    Gensia Sicor Pharmaceuticals, Inc. (formerly Gensia Laboratories, Ltd. and herein referred to as "Gensia Sicor Pharmaceuticals" or "GSP") is a wholly owned subsidiary of the Company located in Irvine, California. Prior to the acquisition of Rakepoll Holding, GSP was the Company's primary operating unit. GSP's business emphasis has been on the development, manufacture and marketing of oncology, anesthesiology and other key multisource injectable pharmaceuticals for the North American market. GSP is currently engaged in discussions with other pharmaceutical companies in an effort to expand its product offerings to foreign markets. In addition, GSP provides contract manufacturing support and services to a number of pharmaceutical and biotechnology companies.

    Sicor and Sicor de Mexico produce specialty bulk drug substances. Lemery manufactures oral and injectable finished multisource drug products. The specialty drug substances produced by Sicor and Sicor de Mexico are primarily used in parenteral, topical and inhalation therapy products. Almost all of these products belong to one of three categories: (1) anticancer agents, (2) steroids or (3) non-depolarizing muscle relaxants used in anesthesia. The principal markets for Sicor's and Sicor de Mexico's specialty bulk drug substances are the U.S., Canada, the European Union and Japan. The finished multisource drug products manufactured by Lemery are sold primarily to the national health program in Mexico and to certain countries in Central and South America, North Africa, the Middle East and Eastern Europe.

    Rakepoll Holding created a wholly owned subsidiary called Gensia Sicor de Mexico during the third quarter of 1997. Gensia Sicor de Mexico is a service company with 17 employees located in Mexico that provides administrative services for Lemery and Sicor de Mexico. This service company enables Lemery and Sicor de Mexico to utilize common administrative services, thus avoiding an unnecessary duplication of resources.

    Gensia Sicor also conducts basic pharmaceutical research at its San Diego location through its Metabasis Therapeutics, Inc. subsidiary ("Metabasis"). Metabasis' basic research activities are funded primarily through collaborations with other pharmaceutical companies. Metabasis receives contract research revenues through its research collaborations with Pfizer Inc ("Pfizer") in the area of pain management and with Sankyo Co. Ltd. ("Sankyo") for basic research funding to discover and develop drugs for the treatment of non-insulin dependent (Type II) diabetes. In December 1997, Sankyo made a $7.25 million equity investment in Metabasis for approximately an 8% interest in Metabasis. Gensia Sicor is continuing to pursue plans to establish Metabasis as an independent company. Accomplishing this goal is dependent on obtaining additional financing, certain third party consents and tax considerations.

    In December 1997 Gensia Sicor divested an 81% interest in Gensia Automedics, Inc. ("Automedics"). In anticipation of this divestiture, Gensia Sicor transferred its licensed and proprietary medical products, including the GenESA(R) System, Brevibloc, and the AutoHep(R) System to Automedics in exchange for future royalty and milestone payments, and subordinated preferred shares of Automedics. Subsequently, Automedics sold an equity interest representing approximately 81% of Automedics to private investors for $6.0 million. Due to the contingent nature of the potential royalty and milestone payments, Gensia Sicor recorded a charge of approximately $11.5 million in the fourth quarter of 1997, including the write-off of approximately $7.3 million of intangible assets related to the products transferred to Automedics. Gensia Sicor has agreed to indemnify Automedics under certain circumstances. In addition, Gensia Sicor has retained potential obligations under agreements which have been assigned to Automedics, which obligations consist primarily of contractual commitments to purchase GenESA System devices from Protocol Systems, Inc. in the amount of $3.4 million in 1998 and $4.3 million every year for the years 1999 to 2002.

    In April 1998 the Company and Automedics announced that they had determined not to exercise an option granted by Gensia Clinical Partners, L.P. (the "Partnership") to repurchase the technology associated with the GenESA System and had informed Gensia Development Corporation, the general partner of the Partnership of this decision. The decision was based on, among other things, the lack of market acceptance of the GenESA(R) System since its U.S. market introduction in October 1997 and its European market introduction in the second quarter of 1995. Automedics has discontinued the promotion of the GenESA System in the United States and in Europe.

    Gensia Sicor and Automedics have informed Protocol Systems, Inc. ("Protocol Systems"), that no additional GenESA System devices will be purchased under a supply agreement (the "Supply Agreement") which provides for the purchase of GenESA System devices through the year 2002. In July 1998, the Company was named as a defendant in a complaint filed by Protocol Systems. The complaint alleges breach of the Supply Agreement, and damages estimated at approximately $10.8 million, plus any amounts which Protocol Systems may owe to a third-party vendor. Gensia Sicor believes that this claim fails to take into consideration a number of important matters and thus Gensia Sicor intends to vigorously defend this litigation. In addition, the Company assigned certain agreements with the Partnership to Automedics during the divestiture. If Automedics fails to comply with its obligations, under these agreements (which include, inter alia, obligations to use its best efforts to market the GenESA System and to pay royalties on sales of the GenESA System to the Partnership), the Company remains liable for such obligations. The Company's obligation with respect to the Partnership cannot be readily quantified as they relate to royalties on future sales, and to potential damages should Automedics be held not to have fulfilled its best efforts obligation, both of which are unknown. The ultimate outcome with respect to the lawsuit could have a material adverse effect on the Company's financial position, results of operations or cash flows.

    In December 1998, the Company sold $10,000,000 of 8% Notes due in January 2001 to Carlo Salvi, the Company's President and Chief Executive Officer and a principal stockholder. The 8% Notes are convertible at any time into Common Stock at a $4.50 per share conversion price.

                                 RISK FACTORS

    In addition to the other information contained in this Prospectus, the following factors should be considered carefully before purchasing the shares of Common Stock offered hereby.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING; AMOUNT OF INTANGIBLE ASSETS OBLIGATIONS RELATED TO GENESA SYSTEM

    The Company anticipates that its current capital resources, commitments from third parties, and efforts to reduce costs and expenses and working capital requirements will enable it to maintain its current and planned operations through at least the first half of 1999. The Company will continue to pursue equity, debt and lease financing for its capital needs. In addition, the Company is seeking additional funding for Metabasis. Financings may not be available on acceptable terms, or at all. If the Company is unable to obtain additional financing, the Company would reduce its capital expenditures, spending for the development of new products and its workforce. Such reductions would have a material adverse effect on the Company. In addition, at September 30, 1998 approximately $117 million of the Company's $360 million in assets constituted either intangibles or goodwill. The Company may not be able to realize any value from these intangible assets. Further, the Company has retained potential obligations under agreements which were assigned to Automedics, which obligations could exceed $20 million. In particular the Company was named as a defendant in a complaint filed by Protocol Systems. The complaint alleges damages of approximately $10.8 million, plus additional amounts, under a Supply Agreement between Protocol Systems and the Company. The outcome of this lawsuit could have a material adverse effect on the Company.

LOSS HISTORY; UNCERTAINTY OF FUTURE PROFITABILITY

    Gensia Sicor was founded in 1986, has never made an annual profit, and has never had positive annual cash flow from operations. As of Septmber 30, 1998, Gensia Sicor had an accumulated deficit of approximately $348 million. For the years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1997 and 1998, Gensia Sicor had net losses applicable to common shares of $11.9 million, $51.8 million and $82.7 million, and $60.7 million and $10.7 million respectively. Gensia Sicor may incur additional losses in the future. Although Gensia Sicor has taken steps to decrease its losses, Gensia Sicor may never achieve profitable operations.

COMPETITION

    Gensia Sicor is engaged in a rapidly evolving field. Competition from large pharmaceutical companies, biotechnology companies and other companies is intense and expected to increase. Many of these companies have substantially greater resources and experience in developing, manufacturing and marketing pharmaceutical products than Gensia Sicor. These competitors may succeed in developing technologies and products that are more effective or that would render the technology and products of Gensia Sicor and its subsidiaries obsolete or noncompetitive.

    Gensia Sicor competes in the highly competitive multisource (generic) injectable drug industry with numerous other pharmaceutical manufacturers, many of which are established companies with greater financial and other resources than Gensia Sicor. Gensia Sicor may not be able to continue to compete effectively in this market. Because selling prices of multisource injectable drug products typically decline as competition intensifies, the profitability of Gensia Sicor will depend in part on its ability to develop and introduce selected new products to the market in a timely manner, to obtain raw materials at competitive prices and to improve the efficiency of its production capability. During 1995 through 1997, a number of competitors received FDA approval to market injectable etoposide, which was one of GSP's most important products in 1994 and 1995. Competition resulting from these approvals caused the average selling prices (based on industry data) of etoposide 20 mg/ml 5ml vials to go from approximately $100 a unit in early 1994, to an average selling price of approximately $9 a unit in late 1997. As a result GSP's gross margins in 1997 on etoposide were less than 10% of what they were in 1995.

    The development and commercialization process is time consuming and costly. Delays in any part of the process or the inability of Gensia Sicor to obtain regulatory approval for its products could materially and adversely affect the Company.

DEPENDENCE ON KEY PERSONNEL

    The success of Gensia Sicor depends in large part upon its ability to attract and retain qualified scientific, manufacturing, marketing and management personnel. Gensia Sicor faces competition for such personnel from other companies, academic institutions, government entities and other organizations. In addition, the success of Gensia Sicor will be dependent upon certain key personnel associated with the Company, the loss of which may have a material adverse effect on the Company's operations.

UNCERTAINTY OF ABILITY TO OPERATE WITHOUT INFRINGING ON PATENTS AND PROPRIETARY TECHNOLOGY OF OTHERS

    The success of Gensia Sicor will depend, in part, on its ability to maintain trade secret protection and operate without infringing on the proprietary rights of third parties. The patents of others may have an adverse effect on the ability of Gensia Sicor to commercialize its products. Litigation, which could result in substantial cost to the Company, may be necessary to determine the scope and validity of the proprietary rights of third parties. If any of the Company's products are found to infringe upon patents or other rights owned by third parties, Gensia Sicor may be required to obtain licenses to patents or other proprietary rights of third parties which may not be available on acceptable terms. If Gensia Sicor does not obtain such licenses, product introductions could be delayed or foreclosed. Gensia Sicor may not have sufficient funds to obtain licenses that may be required in order to develop and commercialize its products, to contest patents obtained by third parties or to defend against suits brought by third parties.

DEPENDENCE UPON SUCCESSFUL INTEGRATION OF GENSIA SICOR, SICOR, LEMERY, SICOR DE MEXICO AND DIASPA S.P.A.

    The success of the acquisition of Sicor, Lemery, Sicor de Mexico and Diaspa S.p.A. depends in part upon whether the integration of the companies' businesses is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The combination of these businesses is requiring, among other matters, integration of each of the combining companies' respective development, administrative, finance, sales, product support, distribution and marketing organizations, as well as the integration of each such companies' product offerings and development activities. The operations, managements or personnel of the combining companies may not be compatible and Gensia Sicor may experience the loss of key personnel. The difficulties of such integration may be increased by the necessity of coordinating organizations located in different countries. The integration of certain operations requires the dedication of management resources which may temporarily distract from the day-to-day business of the combined company. Additionally, the costs incurred and difficulties encountered in the transition process may, at least in the short term, have an adverse impact on the combined company's operations. The Company took a special charge of $3.2 million in the third quarter of 1997 to reserve for corporate and employee relocation and severance costs as a result of the Company moving its headquarters to Irvine, California. Any inability of management to integrate the operations of the companies successfully could have a material adverse effect on the business and results of operations of the Company.

POTENTIAL INABILITY TO OBTAIN RAW MATERIALS OR MANUFACTURE PRODUCTS

    Gensia Sicor depends on third party manufacturers for bulk raw materials for certain of its products. These raw materials are generally available from a limited number of sources, and certain raw materials are available only from foreign sources. In addition, GSP utilizes sole sources of supply for certain raw materials used in the manufacture of its products and certain packaging components. Any disruption in one or more of these supply sources could have a material adverse effect on Gensia Sicor.

UNCERTAINTY OF PHARMACEUTICAL PRICING, REIMBURSEMENT AND RELATED MATTERS

    The levels of revenues and profitability of pharmaceutical companies will be affected by the continuing efforts of governmental and third party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and Gensia Sicor expects that there will continue to be, a number of federal and state proposals to implement government controls. While Gensia Sicor cannot predict whether any such legislative or regulatory proposals or reforms will be adopted or the effect such proposals or reforms may have on its businesses, the announcement of such proposals or reforms could have a material adverse effect on Gensia Sicor's ability to raise capital and the adoption of such proposals or reforms could have a material adverse effect on Gensia Sicor's businesses, financial condition and profitability. In addition, in both the United States and elsewhere, sales of prescription pharmaceuticals are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. The products of Gensia Sicor may not be considered cost effective and reimbursement to the consumer may not be available or may not be sufficient to allow Gensia Sicor to sell its products on a competitive basis.

PRODUCT LIABILITY EXPOSURE; INADEQUACY OR UNAVAILABILITY OF PRODUCT LIABILITY INSURANCE

    Gensia Sicor, as a manufacturer of finished drug products, faces an inherent exposure to product liability claims in the event that the use of any of its technology or products is alleged to have resulted in adverse effects. This exposure exists even with respect to those products that receive regulatory approval for commercial sale, as well as those undergoing clinical trials. While Gensia Sicor has taken and will continue to take what it believes are appropriate precautions, there can be no assurance that it will avoid significant product liability exposure.

    In addition, as a manufacturer of bulk drug substances, Gensia Sicor supplies other pharmaceutical companies with active ingredients which are contained in finished products. The ability of Gensia Sicor to avoid significant product liability exposures depends in part upon its ability to negotiate appropriate commercial terms and conditions with its customers and its customers' manufacturing, quality control and quality assurance practices. Gensia Sicor may not be able to negotiate satisfactory terms and conditions with its customers. Gensia Sicor maintains insurance for product liability claims, which the Company believes is in line with the insurance coverage carried by other companies in its industry; however, adequate insurance coverage might not continue to be available at acceptable costs, if at all, and product liability claims could adversely affect the business or financial condition of Gensia Sicor.

    Commencing in 1995, Sicor received claims from certain of its customers in connection with the shipment of contaminated products. Sicor, at September 30, 1998, had a reserve of approximately $2.6 million, which represented management's estimate of product rework costs, attorneys' costs and other settlement costs. Actual costs to be incurred in relation to the ultimate settlement may vary from the amount estimated.

UNCERTAINTY REGARDING MEXICAN ECONOMIC FACTORS, GOVERNMENT POLICIES AND
INFLATION

    The Mexican government has exercised and continues to exercise significant influence over many aspects of the Mexican economy. Accordingly, Mexican government actions could have a significant effect on Lemery and Sicor de Mexico, and on market conditions and prices in Mexico. A large portion of the finished multisource drug products manufactured by Lemery are sold to the national health program in Mexico. The national health program in Mexico may not continue purchasing product from Lemery. In addition, although the Mexican government has to date paid Lemery on a timely basis, this payment pattern may not continue in the future. Further, on a cumulative basis, the inflation rate has exceeded 100% in Mexico over the three-year period ended December 1997. Actions by the Mexican government, future developments in the Mexican economy and Mexico's political, social or economic situation may adversely affect the operations of Lemery and Sicor de Mexico.

RISKS RELATED TO INTERNATIONAL OPERATIONS

    During 1995 and 1996 a significant percentage of the revenues of each of Sicor, Lemery, Sicor de Mexico, and Diaspa S.p.A. were derived from sales of pharmaceuticals outside of Western Europe, Japan and the United States. Operations outside of Western Europe, Japan and the United States are subject in varying degrees to risks involved in doing business abroad such as war, civil disturbances, adverse governmental actions (which may disrupt or impede operations and markets, restrict the movement of funds, impose limitations on foreign exchange transactions or result in the expropriation of assets) and economic and governmental instability. Gensia Sicor may experience material adverse developments with respect to its operations outside of Western Europe, Japan and the United States and such developments, if they were to occur, may have a material adverse effect on the results of operations and financial condition of Gensia Sicor.


POTENTIAL ADVERSE IMPACT OF YEAR 2000


    The Company's international facilities systems are not Year 2000 compliant. Upgrades and conversions are scheduled for completion by the end of the second quarter of 1999 in Italy and by the end of the fourth quarter of 1999 in Mexico. A failure by the Company to convert its international systems in a timely fashion could have a material adverse effect on the Company.


    The Company believes that one international customer, the national health program in Mexico, which accounted for 15.5% of the Company's product sales in the first nine months of 1998, may not be Year 2000 compliant by December 31, 1999. If either the Company or any material customer or vendor experiences a failure of any critical system, it could have a material adverse impact on the Company's business or require the Company to incur unanticipated expenses.


    The Company has not completed a formal contingency plan for non-compliance, but it is developing a plan based on information obtained from third parties and an on-going evaluation of the Company's own systems. The Company has not identified its most reasonably likely worst case scenario with respect to possible losses in connection with Year 2000 related problems.


    There are many risks outside the Company's control that could cause the Year 2000 problem to seriously disrupt its operations. The more critical of these risks are: a disruption in the supply of product with particular emphasis on failures of raw material suppliers, commercial partners, and external distribution channels; internal infrastructure failures such as utilities, communications, internal information technology services and integrated information technology systems; non-U.S. government failures, especially as they impact import and export activity; interruption of the product regulatory filing process; and a major customer failure or interruption.


    While the Company believes that it will be able to manage its Year 2000 transition without any material adverse effects, critical failures, including those arising from factors beyond the Company's direct control, may have a material adverse effect on the Company's business operations, products, operating results and financial condition.

ENVIRONMENTAL MATTERS

    Gensia Sicor is subject to numerous environmental regulations in the jurisdictions in which it operates, including regulations relating to the handling, transport and disposal of hazardous materials and the protection of the environment. In certain of these jurisdictions, protection of the environment is becoming an area of increased governmental scrutiny and surveillance. While Gensia Sicor has implemented practices to comply with applicable regulations, the cost of doing so in the future may become prohibitive and may have a significant adverse impact on the companies' operations. Gensia Sicor may not be able to comply with all applicable laws and regulations and such laws and regulations may have a material adverse impact on the companies' operations. In addition, Sicor maintains liability insurance for certain environmental risks which its management believes to be appropriate and in accordance with industry practice. Sicor may incur liabilities beyond the limits or outside the coverage of its insurance and Sicor may not be able to maintain such insurance on acceptable terms, or at all.

CURRENCY FLUCTUATIONS

    Gensia Sicor has significant operations in several countries, including the United States, Italy, and Mexico. In addition, purchases and sales are made in a large number of other countries. As a result, the business is subject to the risk and uncertainties of foreign currency fluctuations. While Gensia Sicor has policies and strategies to minimize this risk, there can be no assurance that such policies and strategies will be effective in preventing significant negative financial adjustments in the future.

CONTROL BY RAKEPOLL FINANCE

    Rakepoll Finance owns 29,500,000 shares of Common Stock (representing as of September 30, 1998 approximately 37% of all outstanding shares of Common Stock) and, pursuant to the Shareholder's Agreement, dated as of November 12, 1996, as amended, by and between Gensia Sicor and Rakepoll Finance, has designated three of Gensia Sicor's eight directors, who in turn designated (jointly with three executive officer directors of Gensia Sicor) four additional directors. In addition, the consent of the Rakepoll Finance designated directors is required for Gensia Sicor to take certain actions, such as a merger or sale of all or substantially all of the business or assets of Gensia Sicor and certain issuances of securities. As a result of its ownership of Gensia Sicor Common Stock, Rakepoll Finance may be able to control substantially all matters requiring approval by the stockholders of Gensia Sicor, including the election of directors and the approval of mergers or other business combination transactions. Further, Archimica S.p.A., an Italian bulk pharmaceutical company which was partly owned by Carlo Salvi, the controlling shareholder of Rakepoll Finance, purchased a 50% beneficial interest in Diaspa S.p.A. in December 1997. Mr. Salvi sold his interest in Archimica in July 1998. Gensia Sicor also acquired a 50% interest in Diaspa S.p.A. in December 1997, and subsequently acquired the remaining 50% interest from Archimica. In December 1998, Mr. Salvi purchased $10,000,000 in 8% Notes due in January 2001 from the Company. The 8% Notes are convertible at Mr. Salvi's option into shares of the Company's Common Stock at a value of $4.50 per share.

POSSIBLE VOLATILITY OF STOCK PRICE; DIVIDEND POLICY

    The market price of the shares of Gensia Sicor Common Stock, like that of the common stock of many other life sciences companies, has been and is likely to continue to be highly volatile, and the market for securities of such companies has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of Gensia Sicor Common Stock could be subject to significant fluctuations in response to variations in Gensia Sicor's anticipated or actual operating results, sales of substantial amounts of Gensia Sicor Common Stock, other issuances of substantial amounts of Gensia Sicor Common Stock pursuant to pre-existing obligations, announcements concerning Gensia Sicor or its competitors, including the results of testing, technological innovations or new commercial products or services, developments in patent or other proprietary rights of Gensia Sicor or its competitors, including litigation, conditions in the life sciences or pharmaceuticals industries, governmental regulation, health care legislation, public concern as to the safety of Gensia Sicor's products, changes in estimates of Gensia Sicor's performance by securities analysts, market conditions for life sciences stocks in general, and other events or factors.

    Gensia Sicor has never paid cash dividends on Gensia Sicor Common Stock. Gensia Sicor presently intends to retain earnings, if any, for the development of its businesses and does not anticipate paying any cash dividends on Gensia Sicor Common Stock in the foreseeable future. Unless full cumulative dividends are paid on Gensia Sicor's outstanding $3.75 Convertible Exchangeable Preferred Stock, $.01 par value ("Convertible Preferred Stock"), cash dividends may not be paid or declared and set aside for payment on Gensia Sicor Common Stock. Through November 1998, the Company has approximately $7.5 million in undeclared cumulative preferred dividends on such Convertible Preferred Stock. The Company has made quarterly cash dividend payments in the aggregate amount of $6.0 million on the Convertible Preferred Stock in 1998. If Gensia Sicor chooses not to declare dividends for six cumulative quarters, the holders of Convertible Preferred Stock, voting separately as a class, will be entitled to elect two additional directors until the dividend in arrears has been paid.

SUBORDINATION OF COMMON STOCK TO NOTES AND PREFERRED STOCK

    The Company's Common Stock is expressly subordinate to the Notes and to the Series A Preferred Stock into which the Notes are convertible in the event of the liquidation, dissolution or winding up of the Company. The Company's Common Stock is also subordinate to the approximately $80,000,000 (plus accrued and unpaid dividends) liquidation preference of the Company's outstanding $3.75 Convertible Exchangeable Preferred Stock. If the Company were to cease operations and liquidate its assets, there can be no assurance that there would be any remaining value available for distribution to the holders of Common Stock after providing for the above liquidation preferences.

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

    Gensia Sicor's Certificate of Incorporation and Bylaws include provisions that could discourage potential takeover attempts and make attempts by its stockholders to change management more difficult. The approval of 66-2/3% of Gensia Sicor's voting stock is required to approve certain transactions and to take certain stockholder actions, including the calling of a special meeting of stockholders and the amendment of any of the anti-takeover provisions contained in Gensia Sicor's Certificate of Incorporation. Further, pursuant to the terms of its stockholder rights plan, Gensia Sicor has distributed a dividend of one right for each outstanding share of Gensia Sicor Common Stock. These rights will cause a substantial dilution to a person or group that attempts to acquire Gensia Sicor on terms not approved by the Gensia Sicor Board of Directors and may have the effect of deterring hostile takeover attempts.

                                 CAPITAL STOCK

    The authorized capital stock of Gensia Sicor consists of 125,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of preferred stock, $.01 par value, of which 160,000 shares have been designated Series I Preferred Stock and 1,840,000 shares have been designated $3.75 Convertible Exchangeable Preferred Stock.



    As of September 30, 1998, there were 79,644,987 shares of Common Stock outstanding held by approximately 896 stockholders of record. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Gensia Sicor's Restated Certificate of Incorporation (the "Certificate") does not provide for cumulative voting. Subject to preferences that may be applicable to any then outstanding preferred stock including the $3.75 Convertible Exchangeable Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Gensia Sicor, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of Common Stock have no redemption, conversion or preemptive rights. All outstanding shares of Common Stock are fully paid and nonassessable.


                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of the Shares offered hereby.


                           INCOME TAX CONSIDERATIONS

    Each prospective purchaser should consult his or her own tax advisor with respect to the income tax issues and consequences of holding and disposing of the Common Stock.

                             SELLING STOCKHOLDERS

    Up to 7,936,509 shares of Common Stock are being registered pursuant to the terms of the Registration Rights Agreement entered into as of May 19, 1997, as amended, by the Company and the HCCP Selling Stockholder in connection with the HCCP Private Placement.

    The following table sets forth the names of the HCCP Selling Stockholder, the aggregate number of shares of Common Stock identified by the HCCP Selling Stockholder as being beneficially owned by it as of September 30, 1998, and the aggregate number of shares of Common Stock that may be sold by it hereunder:

                                                                                                           Common Stock
                                                                                                       To Be Held After Sale
                                          Shares of Common                                                 Assuming Full
                                        Stock Issuable Upon     Shares Potentially    Other Shares of  Issuance, Conversion
         Name and Address of             Conversion of the    Issuable Upon Exercise   Common Stock     and Exercise of the
           Beneficial Owner             Purchased Securities   of the HCCP Warrants        Owned       Purchased Securities
--------------------------------------  --------------------  ----------------------  ---------------  ---------------------
Health Care Capital Partners, L.P.            5,080,688               2,540,344                0                      0
Health Care Executive Partners, L.P.            210,318                 105,159                0                      0
The Mill
10 Glenville Street
Greenwich, CT 06831

There has been no material relationship between the HCCP Selling Stockholder and the Company in the past three years except (i) as a result of ownership of the Purchased Securities and (ii) by way of Mr. Carlos A. Ferrer's, in his capacity as a Member of Ferrer Freeman Thompson & Co. LLC, the general partner of HCCP, being a director on the Board of Directors of the Company.

    The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of September 30, 1998 by each Additional Selling Stockholder. All of the Additional Selling Stockholders acquired the Additional Shares offered hereby pursuant to the terms of Unit Purchase Agreements entered into between the Company and the Selling Stockholders in December 1997 in connection with the December Private Placement. The Additional Selling Stockholders purchased a total of 2,454,512 Units at a price of $5.8742 per Unit in the December Private Placement. Each Unit consists of one share of Common Stock and an Additional Warrant for the purchase of one-half share of Common Stock, at an exercise price of $7.34 per share (subject to adjustment). Donald E. Panoz, Chairman of the Board of the Company; Carlo Salvi, President and Chief Executive Officer and a Director of the Company; John Sayward, Executive Vice President, Finance, Chief Financial Officer and Treasurer and a Director of the Company; and David Dreyer, Vice President, Corporate Controller of the Company are Additional Selling Stockholders.

    The Unit Purchase Agreements require the Company to register with the Commission the resale of all of the Additional Shares acquired and acquirable under the Unit Purchase Agreements. Due to (i) the ability of the Additional Selling Stockholders to determine independently when and whether they will sell the Additional Shares under the registration statement of which this Prospectus is a part and (ii) the uncertainty as to how many Additional Warrants will be issued and exercised, the Company is unable to determine the exact number of Additional Shares that will actually be sold.

    As of September 30, 1998 there were 16 Additional Selling Stockholders, as set forth below. Share ownership information is based solely upon either information furnished to the Company or reports furnished to the Company by the respective individuals or entities, as the case may be, pursuant to the rules of the Commission:


                                                                                           Other Shares of        % of Common

                                                                             Shares         Common Stock          Stock to be

                                                          Shares of       Potentially      Owned(1) Prior       Held After Sale

                                                         Common Stock    Issuable Upon      to and to be         Assuming Full

                                                       Held as a Result   Exercise of     Owned Subsequent        Issuance and

                                                        of the Private   the Additional    to the Comple-       Exercise of the

        Additional Selling Stockholders                   Placement         Warrants      tion of Offering    Additional Warrants

-----------------------------------------------------  ----------------  --------------   -------------------  --------------------

The Dresdner RCM Small Cap Fund, a Series
of Dresdner RCM Capital Funds, Inc...................           663,300         331,650             9,300               *
Entities Affiliated with Oracle Partners, L.P.(2)....           510,708         255,354         1,380,000               1.7%
Agnes Varis..........................................           170,236          85,118                 0               0
Agnes Varis and Karl Leichtman as Joint Tenants......            43,000          21,500            20,000               *
Stephanie A. Gallo 1990 Family Trust.................            57,000          28,500                 0               0
Ernest J. Gallo 1991 Family Trust....................            57,000          28,500                 0               0
Joseph C. Gallo 1994 Family Trust....................            57,000          28,500                 0               0
M.S.B. Research......................................           100,000          50,000           502,220(3)            *
Curran Partners L.P..................................            60,000          30,000            75,000(4)            *
John P. Curran.......................................            10,214           5,107                 0               0
Ewa Lipton...........................................            12,767           6,383                 0               0
Fountainhead Holdings Ltd............................           340,472         170,236            25,000(5)            *
Carlo Salvi(6).......................................           340,472         170,236        30,140,000(7)           37.7%
Donald E. Panoz......................................            13,832           6,916           710,000(8)            *
John Sayward.........................................            10,000           5,000            63,311(9)            *
David C. Dreyer......................................             8,511           4,255            15,707(10)           *

__________
*    Less than one percent.

(1) Includes shares of Common Stock owned by the Additional Selling Stockholders which are not covered by this Prospectus.

(2) Includes shares issued and issuable to Oracle Partners, L.P. and affiliated limited partnerships, of which Larry N. Feinberg is the managing general partner and over which Mr. Feinberg has voting and investment power. This information is as of December 31, 1997.
(3) Includes 63,750 shares held by M.S.B. Research, 61,200 shares held by Hanover Associates LLC and 395,250 shares held by Mark S. Berg. Mr. Berg has voting and investment power over the shares held by M.S.B. Research and shares voting and investment power over shares held by Hanover Associates LLC.

(4) Includes 25,000 shares subject to a warrant exercisable within 60 days of September 30, 1998.

(5) Includes 25,000 shares subject to a warrant exercisable within 60 days of September 30, 1998.

(6) Mr. Salvi is Chairman of Sicor and a Director and President and Chief Executive Officer of the Company. Alco Chemicals, Ltd. ("Alco"), a company wholly owned by Mr. Salvi, acts as a sales agent for certain bulk pharmaceutical products produced by Sicor, in exchange for a commission of 4% of sales. Additionally, Alco acts as a non-exclusive sales agent for Sicor for certain bulk pharmaceutical products produced by certain subsidiaries of the Company, in exchange for a commission of 4% of sales. The parties determine, from time to time, those bulk pharmaceutical products for which Alco will act as a sales agent. Further, Archimica S.p.A., in which Mr. Salvi previously had a 50% beneficial ownership interest, acquired a 50% beneficial interest in Diaspa S.p.A. in December 1997. Gensia Sicor also acquired a 50% beneficial ownership interest in Diaspa S.p.A., which is an Italian pharmaceutical company specializing in bulk fermentation products. The Company subsequently acquired the remaining 50% interest from Archimica.

(7) Includes 29,500,000 shares owned by Rakepoll Finance, a majority-owned direct subsidiary of Karbona Industries Ltd., which is wholly owned by Mr. Salvi. Also includes (i) 440,000 shares owned by Nora Real Estate S.A. and 50,000 shares owned by Alco, both of which are wholly owned by Mr. Salvi and (ii) 50,000 shares subject to a warrant exercisable within 60 days of September 30, 1998. Excludes 2,222,222 shares of Common Stock which Mr. Salvi has the right to acquire upon the conversion of $10,000,000 of 8% Notes of the Company purchased by Mr. Salvi in December 1998.

(8) Includes (i) 200,000 shares Mr. Panoz has the right to acquire within 60 days of September 30, 1998 pursuant to the exercise of vested options and
     (ii) 25,000 shares subject to a warrant exercisable within 60 days of September 30, 1998. Also includes 300,000 shares which Mr. Panoz may have the right to acquire within 60 days of September 30, 1998 pursuant to the exercise of options that vest upon the attainment of certain corporate objectives. Mr. Panoz is Chairman of the Board of Directors of the Company.

(9) Includes 53,645 shares Mr. Sayward has the right to acquire within 60 days of September 30, 1998 pursuant to the exercise of options. Mr. Sayward is Executive Vice President, Finance, Chief Financial Officer and Treasurer and a Director of the Company.

(10) Includes 9,707 shares which Mr. Dreyer has the right to acquire within 60 days of September 30, 1998. Mr. Dreyer is Vice President, Corporate Controller of the Company.


                             PLAN OF DISTRIBUTION

    The Shares are being offered on behalf of the Selling Stockholders, and the Company will not receive any proceeds from the offering. The Shares may be sold or distributed from time to time by the Selling Stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the Selling Stockholders, directly to one or more purchasers (including pledgees) or through brokers dealers or underwriters who may act solely as agents or may acquire Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Alternatively, the Selling Stockholders may elect to distribute the Shares to their limited partners in kind. To the extent that any of the Shares so distributed are not freely resaleable by one or more limited partners (under Rule 144(k) under the Securities Act, or otherwise), at the request of any limited partner, the Company will name such limtied partner as a Selling Stockholder in an accompanying Prospectus Supplement.

    The distribution of the Shares may be effected in one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise on the Nasdaq National Market; (iii) purchases by brokers, dealers or underwriters as principal and resale by purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into an existing market for the Common Shares; (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or (vii) any combination of the foregoing, or by any other legally available means. In addition, the Selling Stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of Shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders or its successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the Shares, in which Shares may be resold thereafter pursuant to this Prospectus. The Selling Stockholders or their successors in interest may also pledge shares as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts.

    Brokers, dealers, underwriters or agents participating in the distribution of the Shares as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the Shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The Selling Stockholders and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of Shares may be deemed to be underwriting discounts and commission under the Securities Act. Neither the Company nor the Selling Stockholders can presently estimate the amount of such compensation. The Company knows of no existing arrangement between the Selling Stockholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Shares.

    There can be no assurance that any of the Shares will be sold by the Selling Stockholders. To the extent required, (i) the Shares to be sold hereby, (ii) the name of the Selling Stockholders, (iii) the purchase price, (iv) the name of any such agent, dealer or underwriter, (v) any applicable commissions, discounts or other terms constituting compensation with respect to a particular offer, (vi) disclosure that such broker or dealer did not conduct any investigation to verify information set out or incorporated by reference in this Prospectus and (vii) other facts material to the transaction will be set forth in an accompanying Prospectus Supplement.

    All expenses (estimated to be $110,000) of the registration of the Common Stock covered by this Prospectus will be borne by the Company pursuant to preexisting agreements, except that the Company will not pay any Selling Stockholder's underwriting discounts or selling commissions.

    The Company has agreed to indemnify the Selling Stockholders against certain liabilities in connection with this registration, including liabilities under the Securities Act.

    In order to comply with certain states securities laws, if applicable, the Common Stock will not be sold in a particular state unless such securities have been registered or qualified for sale in such state or any exemption from registration or qualification is available and complied with.


                                 LEGAL MATTERS

    Certain legal matters with respect to the validity of the Shares offered hereby are being passed upon for the Company by Pillsbury Madison & Sutro LLP, San Francisco, California. A member of the law firm of Pillsbury Madison & Sutro LLP owns 30,000 shares of Common Stock and has an option to acquire an additional 25,000 shares of Common Stock.


                                    EXPERTS

    The consolidated financial statements of Gensia Sicor Inc. appearing in Gensia Sicor Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

===========================================================           ===========================================================
No dealer, salesperson or any other person has                                                 11,618,277 Shares
 been authorized to give any information or to make
 any representation not contained in this Prospectus in                                          Common Stock
 connection with the offer made by this Prospectus
 and, if given or made, such information or represen
 tation must not be relied upon as having been autho
 rized by the Company or the Selling Stockholders.
 This Prospectus does not constitute an offer to sell or
 a solicitation of an offer to buy any securities other
 than the registered securities to which it relates, or an                                      GENSIA SICOR INC.
 offer in any jurisdiction to any person to whom it is
 unlawful to make such an offer in such jurisdiction.
 Neither the delivery of this Prospectus nor any sale
 made hereunder shall, under any circumstances, create
 any implication that the information contained herein
 is correct at any time subsequent to the date hereof.
                                                                                                ________________

                                                                                                   PROSPECTUS
                                                                                                ________________

              TABLE OF CONTENTS
                                                Page
                                                ----

Available Information...........................  3
Documents Incorporated by Reference.............  3
Special Note Regarding Forward-Looking
   Information..................................  4
The Company.....................................  4
Risk Factors....................................  7                                             ________________
Capital Stock................................... 13
Use of Proceeds................................. 13
Income Tax Considerations....................... 13
Selling Stockholders............................ 14
Plan of Distribution............................ 16                                             January __, 1999
Legal Matters................................... 17
Experts......................................... 17




===========================================================           ===========================================================


                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee.

                                             Amount
                                            --------
     SEC registration fee.................  $ 18,530
     Blue Sky fees and expenses...........     1,000
     Accounting fees and expenses.........    10,000
     Legal fees and expenses..............    50,000
     Registrar and transfer agent's fees..     5,000
     NNM listing fee......................    17,500
     Miscellaneous fees and expenses......     7,970
                                            --------
          Total...........................  $110,000
                                            ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law (the "Delaware GCL") permits the Company's board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Company, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The Delaware GCL provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

    Article IX of the Company's Restated Certificate of Incorporation provides for indemnification of the Company's directors, officers, employees and other agents to the maximum extent permitted by law.

    As permitted by Sections 102 and 145 of the Delaware GCL, the Company's Restated Certificate of Incorporation eliminates a director's personal liability for monetary damages to the Company and its stockholders arising from a breach or alleged breach of such director's fiduciary duty, except for liability under
Section 174 of the Delaware GCL or liability for any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit.

    In addition, the Company has entered into separate indemnification agreements with its directors and officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

ITEM 16.  EXHIBITS

    EXHIBIT
    NUMBER      DESCRIPTION OF DOCUMENT*
    ------      -----------------------
    4.1(1)      Securities Purchase Agreement, dated May 1, 1997, by and between the Company and HCCP (4.2).

    4.2(1) Registration Rights Agreement, dated May 19, 1997, by and between the Company and HCCP (4.3).

    4.2(3) Form of Amendment No. 1 to Registration Rights Agreement, dated as of January 20, 1998, by and between the Company and HCCP.

    4.4(1) Form of 2.675% Subordinated Convertible Notes due May 1, 2004, issued to certain affiliates of HCCP (4.4).

    4.5(1) Form of Common Stock Purchase Warrant, dated May 19, 1997, issued to certain affiliates of HCCP (4.5).

    4.6(3)      Form of Unit Purchase Agreement between Gensia Sicor and the
                Additional Selling Stockholders.

    4.7(2)      Form of Certificate for Gensia Sicor Inc. Common Stock with
                Rights Legend (4.1).

    5.1(3) Opinion of Pillsbury Madison & Sutro LLP regarding the legality of the securities being registered.

    23.1        Consent of Ernst & Young LLP, independent auditors.

    23.3(3) Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

    24.1(3)     Power of Attorney (see page II-4).

___________________

* Parenthetical references after description of exhibits relate to the exhibit number under which exhibits were initially filed.

(1) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (No. 0-18549).

(2) Incorporated by reference to the Company's Registration Statement on Form S-4 (No. 33-94778).

(3)  Previously filed.


ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes:

          (1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement; (i) to include any prospectus required by Section 10(a)(3) of the Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) For purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
     Section 15(d) of the Exchange Act which is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES
                                  ----------


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, January 14, 1999.

                                GENSIA SICOR INC.



                                By          /s/ John W. Sayward
                                  ---------------------------------------
                                              John W. Sayward

                                     Executive Vice President, Finance,
                                   Chief Financial Officer and Treasurer

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

 Signature                              Title                        Date
-----------                             -----                        ----
          *                     President and Chief Executive   January 14, 1999
--------------------------      Officer (Principal Executive
 Carlo Salvi                    Officer) and Director

/s/ John W. Sayward             Executive Vice President,       January 14, 1999
--------------------------      Finance, Chief Financial
 John W. Sayward                Officer, and Treasurer
                                (Principal Financial and
                                Principal Accounting
                                Officer) and Director

        *                       Chairman of the Board           January 14, 1999
--------------------------
 Donald E. Panoz



 Signature                              Title                        Date
-----------                             -----                        ----
                                Director
--------------------------
 Frank C. Becker

          *                     Director                        January 14, 1999
--------------------------
 Michael D. Cannon

          *                     Director                        January 14, 1999
--------------------------
 Herbert J. Conrad

          *                     Director                        January 14, 1999
--------------------------
 Carlos A. Ferrer

          *                     Director                        January 14, 1999
--------------------------
 David F. Hale


 * /s/ John W. Sayward
--------------------------
   John W. Sayward
   Attorney-In-Fact


                                 EXHIBIT INDEX
                                 -------------


EXHIBIT
NUMBER          DESCRIPTION OF DOCUMENT*
------          -----------------------
 4.1(1)         Securities Purchase Agreement, dated May 1, 1997, by and between the Company and HCCP (4.2).

 4.2(1) Registration Rights Agreement, dated May 19, 1997, by and between the Company and HCCP (4.3).

 4.2(3) Form of Amendment No. 1 to Registration Rights Agreement, dated as of January 20, 1998, by and between the Company and HCCP.

 4.4(1) Form of 2.675% Subordinated Convertible Notes due May 1, 2004, issued to certain affiliates of HCCP (4.4).

 4.5(1) Form of Common Stock Purchase Warrant, dated May 19, 1997, issued to certain affiliates of HCCP (4.5).

 4.6(3)         Form of Unit Purchase Agreement between Gensia Sicor and the
                Additional Selling Stockholders.

 4.7(2)         Form of Certificate for Gensia Sicor Inc. Common Stock with
                Rights Legend (4.1).

 5.1(3) Opinion of Pillsbury Madison & Sutro LLP regarding the legality of the securities being registered.

23.1            Consent of Ernst & Young LLP, independent auditors.

23.3(3) Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

24.1(3)         Power of Attorney (see page II-4).

__________

 * Parenthetical references after description of exhibits relate to the exhibit number under which exhibits were initially filed.

(1) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (No. 0-18549).

(2) Incorporated by reference to the Company's Registration Statement on Form S-4 (No. 33-94778).

(3)  Previously filed.